Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated half-year Financial Statements
as of June 30, 2019

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated half-year Financial Statements
as of June 30, 2019

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Current assets
Cash and cash equivalents	62,391	51,398
Investment in marketable securities	441	1,897
Accounts receivable (net of allowance for doubtful accounts)	51,205	54,261
Other current assets	49,150	52,983
Inventories	26,980	28,367
	190,167	188,906

Long-term investments and other assets
Investments in affiliated companies	2,998	4,872
Investments in other companies	3,014	2,772
Other non-current assets	3,858	3,222
Deferred income taxes	11,323	12,127
Funds in respect of employee rights upon retirement	10,888	9,497
	32,081	32,490

Property and equipment, net	50,804	50,460

Intangible assets, net	38,582	39,040

Goodwill	63,074	62,896

Operating lease right-of-use assets, net	6,962	-

Total assets	381,670	373,792

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands, except share data)	2019	2018
	(unaudited)
Current liabilities
Credit from banking institutions	19,200	10,559
Accounts payable	23,879	23,987
Deferred revenues	30,995	37,671
Operating lease liabilities, current	2,724	-
Other current liabilities	30,926	32,475
	107,724	104,692

Long-term liabilities
Loan from bank institution	57,042	62,622
Liability for employee rights upon retirement	16,603	14,801
Provision for contingencies	174	201
Deferred income taxes	5,273	6,458
Deferred revenues	9,353	8,221
Others non-current liabilities	348	325
Operating lease liabilities, non-current	4,238	-
Obligation to purchase non-controlling interests	16,653	16,272
	109,684	108,900

Equity:
shareholders’ equity
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – June 30, 2019 and December 31, 2018 – 60,000,000 shares
Issued and outstanding – June 30, 2019 and December 31, 2018 – 23,475,431 shares
Additional paid- in capital	78,680	78,680
Accumulated other comprehensive income	(22,187)	(20,604)
Retained earnings	135,442	129,580
Purchase price adjustment to be settled in shares	-	(10,800)
Treasury stock at cost – June 30, 2019 – 2,434,297 shares and December 31, 2018 – 2,133,825 shares.	(35,946)	(25,146)
shareholders’ equity	157,972	153,693
Non-controlling interests	6,290	6,507

Total equity	164,262	160,200

Total liabilities and equity	381,670	373,792

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2019	2018
	(unaudited)
Revenues:
Telematics services	104,825	87,189
Telematics products	40,021	33,605
	144,846	120,794

Cost of revenues:
Telematics services	45,094	31,056
Telematics products	31,604	29,354
	76,698	60,410

Gross profit	68,148	60,384
Research and development expenses	7,128	2,099
Selling and marketing expenses	6,303	5,482
General and administrative expenses	27,597	22,590
Other expenses (income), net	5	(118)
Operating income	27,115	30,331
Other expense, net	(48)	-
Financing income (expense), net	(1,854)	568
Income before income tax	25,213	30,899
Income tax expenses	(7,189)	(8,510)
Share in gains (losses) of affiliated companies, net	(1,971)	2,224
Net income for the period	16,053	24,613
Less: Net income attributable to non-controlling interests	(302)	(1,319)
Net income attributable to the Company	15,751	23,294

Basic and diluted earnings per share attributable to Company’s shareholders	0.74	1.11

Basic and diluted weighted average number of shares outstanding (in thousands)	21,146	20,968

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Six month period ended June 30,
(in thousands)	2019	2018

Net income for the period	16,053	24,613
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(663)	(13,164)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	(353)	1,126
Reclassification of net gains realized to net income	(277)	(29)
Other comprehensive loss, net of tax	(1,293)	(12,067)

Comprehensive income	14,760	12,546
Less: comprehensive income attributable to non-controlling interests	(592)	(771)
Comprehensive income attributable to the Company	14,168	11,775

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
US dollars (except for number of shares)	COMPANY SHAREHOLDERS
	Number of ordinary shares	Ordinary Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
Balance as of January 1, 2018 as previously reported	23,476	1,983	71,550	(9,754)	92,065	(30,054)	7,439	133,229
Impact of change in accounting policy	-	-	-	-	(2,972)	-	-	(2,972)
As adjusted balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	89,093	(30,054)	7,439	130,257

Changes during 2018
Income for the period	-	-	-	-	23,294	-	1,319	24,613
Other comprehensive loss for the period	-	-	-	(11,519)	-	-	(548)	(12,067)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(972)	(972)
Dividend paid	-	-	-	-	(5,158)	-	-	(5,158)
Dividend declared					(4,909)			(4,909)
Balance as of June 30, 2018 (unaudited)	23,476	1,983	71,550	(21,273)	102,320	(30,054)	7,238	131,764

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

US dollars (except for number of shares)	(in thousands)
	COMPANY SHAREHOLDERS
	Number of ordinary shares	Ordinary share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

As adjusted balance as of January 1, 2019	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200
Changes during 2019:
Company shares received as a settlement of purchase price adjustment	-	-	-	-	-	(10,800)	10,800	-	-
Net income	-	-	-	-	15,751	-	-	302	16,053
Other comprehensive income	-	-	-	(1,583)	-	-	-	290	(1,293)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(809)	(809)
Dividend paid	-	-	-	-	(4,839)	-	-	-	(4,839)
Dividend declared	-	-	-	-	(5,050)	-	-	-	(5,050)
Balance as of June 30, 2019 (unaudited)	23,476	1,983	78,680	(22,187)	135,442	(35,946)	-	6,290	164,262

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Six month period ended June 30,
(in thousands)	2019	2018
	(unaudited)
Cash flows from operating activities
Net income for the period	16,053	24,613
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	11,579	6,689
Interest and exchange rate differences on loans	31	-
Loss (gain) in respect of trading marketable securities	2	(341)
Increase (decrease) in liability for employee rights upon retirement	1,179	(73)
Share in gains (losses) of affiliated companies, net	1,971	(2,224)
Deferred income taxes	(17)	1,819
Capital losses on sale of property and equipment, net	14	69
Decrease (increase) in accounts receivable	4,558	(5,754)
Decrease (increase) in other current assets	2,314	(3,979)
Decrease in inventories	2,005	15
Operating lease right-of-use assets	2,036	-
Decrease in accounts payable	(347)	(1,863)
Decrease in deferred revenues	(6,143)	(1,927)
Increase (decrease) in other current liabilities	(2,678)	2,854
Operating lease liabilities	(2,036)	-
Increase in Obligation to purchase non-controlling interests	702	-
Net cash provided by operating activities	31,223	19,898

Cash flows from investment activities
Decrease (Increase) in long-term funds in respect of employee rights upon retirement, net of withdrawals	(956)	153
Capital expenditures	(10,375)	(9,982)
Investments in affiliated companies	(55)	(1,250)
Sale of marketable securities, net	1,454	1,671
Investments in other companies	(129)	(897)
Proceed from long term deposit	(152)	(205)
Proceeds from loans to affiliated company	-	3,262
Proceeds from sale of property and equipment	35	216
Net cash used in investment activities	(10,178)	(7,032)

Cash flows from financing activities
Short term credit from banking institutions	(611)	(33)
Dividend paid	(9,748)	(10,067)
Dividend paid to non-controlling interest	(809)	(972)
Net cash used in financing activities	(11,168)	(11,072)
Effect of exchange rate changes on cash and cash equivalents	1,116	(2,594)
Net increase (decrease) in cash and cash equivalents	10,993	(800)
Balance of cash and cash equivalents at beginning of the period	51,398	36,906
Balance of cash and cash equivalents at end of the period	62,391	36,106

Supplementary information on investing activities not involving cash flows:

In the six month period ended June 30, 2019 and 2018, the company purchased property and equipment in an amount US$ 0 and US$192 thousand, respectively, using a directly related liability.
In May 2019, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in July 2019.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

A.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of telematics services and telematics products for use in stolen vehicle recovery, fleet management and other applications.

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (approximately valued at $ 11 million) were transferred to our ownership (See Note 3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2019).

The company is obligated to purchase the remaining shares (18.7% of Road Track shares) based on fair value formula on July 2021.

B.	Basis of presentation

The accompanying condensed consolidated financial statements and related notes should be read in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (“fiscal 2018”).  The condensed consolidated half-year financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) related to such half-year financial statements.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) have been condensed or omitted pursuant to such rules and regulations. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are necessary to present fairly the results for the half-year period All such adjustments are of a normal and recurring nature. Certain reclassifications from the prior year presentation have been made to conform to the current period presentation.

Results of operations for the six month period ended June 30, 2019 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2019.

The consolidated balance sheet as of December 31, 2018 was derived from the audited financial statements at that date but does not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.

C.	Significant accounting policies

Other than described in paragraph E below, there have been no changes in the Company’s significant accounting policies that were disclosed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2018. See our Annual Report on Form 20-F for the year ended December 31, 2018, for a discussion of significant accounting policies and estimates.

D.	Stock-based compensation

The Company measures and recognizes compensation expense for cash bonuses to senior employees.  The cash grant described as "Excess Return Cash Incentive" for certain senior employees, in effect for calendar years 2017-2020 and which is based on the company's Stock Yield as compared to the Russell 2000 Index's Yield, is considered as based, or partly based, on the price of the Company’s shares and accordingly, was accounted for in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities". The Company determined that the cash bonus for each of the years 2017-2020, represent separate award with a 1-year requisite service period each.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Stock-based compensation (cont.)

Accordingly, the awards are measured at the grant date at their fair value and remeasured at the end of each reporting period through settlement, with changes in the fair value recognized as compensation cost over the requisite service period. The compensation expense for each of the years is recognized on a separate basis during the respective requisite service period of each year.

The fair value of the award is estimated using the Monte-Carlo-pricing model. The effect of market conditions is reflected in the fair value measurements.

The following data and assumptions were used for the measurement at June 30, 2019:

Risk free rates: (*)
Annual rate (%)	0.266
Daily rate (%)	0.00106

Standard deviation:
Russell 2000 daily yields volatility (%)	1.052
The Company common stock daily yields volatility (%)	1.595

Number of iteration	50,000

(*)	The risk free rates used in the model are the risk free rates for 0.5 years non linked deposits, taken from "Mirvah Hogen" data base for June 2019.

The total fair value estimation of the cash incentive valuation was approximately US$ 64 thousand.

During the six month period ended June 30, 2019, the Company recorded expenses in the amount of US$ 31 thousand.

E.	Recently issued accounting pronouncements

Accounting Standards Update 2016-02, "Leases"

In February, 2016, the FASB issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company). Early application is permitted for all public business entities upon issuance.

The company applied the modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach does not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The new standard also provides practical expedients for an entity’s ongoing accounting. The company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, for those leases, the company does not recognize right of use (“ROU”) assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update 2016-02, "Leases" (cont.)

Following adoption of the new standard, the Company recognized additional operating liabilities in an amount of approximately $9 million, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04").

ASU 2017-04 eliminate Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the new guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Management does not believe that the provisions of ASU 2017-04 will have a significant effect on its consolidated financial statements.

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.

ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates.

Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances.

ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (cont.)

In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

ASU 2016-13 is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities).

Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Company is in the process of assessing the impact, if any, of ASU 2016-13 on its consolidated financial statements.

F.      Reclassified Amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have material effect on the reported results of operations, shareholder’s deficit or cash flows.

NOTE 2	-	EVENTS DURING THE REPORTING PERIOD

In March 2019, the Company declared a dividend in the amount of US$ 0.23 per share, totaling approximately 5 million US$ (approximately NIS 17.4 million).  The dividend was paid in April 2019.

In May 2019, the Company declared a dividend in the amount of US$ 0.24 per share, totaling approximately 5 million US$ (approximately NIS 18.2 million).  The dividend was paid in July 2019.

NOTE 3	-	LEASES

We have entered into several non-cancelable operating lease agreements for offices, warehouse, vehicles and certain network equipment. Our leases have original lease periods expiring between 2019 and 2028. Payments due under such lease contracts include primarily fix payments. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

US dollars
Six Months Ended
(in thousands)	June 30, 2019
(unaudited)
Operating lease cost:
Office and warehouse space	1,112
Base stations	269
Vehicle	273
Others	314
1,968
Weighted Average Remaining Lease Term (years):
Office space	2.21
Base stations	6.52
vehicle	1.23
Others	3.09

Weighted Average Discount Rate (%):
Office space	5.26
Base stations	2.13
vehicle	9.17
Others	7.83

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 3	-	LEASES (cont.)

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2019:

US dollars
June 30, 2019
(unaudited)
Period:
The remainder of 2019	1,906
2020	2,508
2021	1,037
2022	798
2023	701
Thereafter	859
Total operating lease payments	7,809
Less: imputed interest	847
Present value of lease liabilities	6,962

NOTE 4	-	INVENTORIES

	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Finished products	22,020	21,660
Raw materials	4,960	6,707
	26,980	28,367

NOTE 5	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Cost:
Operating equipment	60,622	59,074
Office furniture, equipment and computers	46,457	42,754
Land & Buildings	8,363	8,294
Vehicles	8,497	7,910
Leasehold improvements	7,638	7,410
	131,577	125,442
Less – accumulated depreciation and amortization	(80,773)	(74,982)
Total property and equipment, net	50,804	50,460

B.
In the six month ended June 30, 2019 and the year ended December 31, 2018, depreciation expense was US$ 7.5 million and US$ 13.4 million, respectively and additional equipment was purchased in an amount of US$ 6.8 and US$ 19.7 million, respectively

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 6	-	GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other".

The company elected to perform the goodwill annual impairment test for its operating units as follows:

•
An amount of approximately $59.4 million (resulted from the acquisition described in Note 3 to the 2018 annual financial statements) is tested on June 30, of each year, or more often if indicators of impairment are present.

•	An amount of approximately $3.7 million (resulted from past acquisitions) is tested at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the two-step goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

The Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

During the six month ended June 30, 2019, the company completed the assignment of the goodwill resulted from the acquisition completed in September 2018, as described in Note 3 to the 2018 annual financial statements to two different reporting units. For those reporting units the company bypassed the qualitative assessment and proceeded to the first step (step 1) of the goodwill impairment test.

In order to determine the fair value of the reporting units, management based its valuation using the assistance of a third-party appraiser. The valuation was based on the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model. Based on the above, management has determined that no impairment was identified.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 6	-	GOODWILL (cont.)

The changes in the carrying amount of goodwill are as follows:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Balance as of December 31, 2017	1,732	2,045	3,777
Changes during 2018:
Acquisition of subsidiary	53,584	5,818	59,402
Foreign currency translation adjustments	(247)	(36)	(283)
Balance as of December 31, 2018	55,069	7,827	62,896
Changes during 2019:
Foreign currency translation adjustments	159	19	178
Balance as of June 30, 2019	55,228	7,846	63,074

NOTE 7	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	Six month ended June 30,			June 30,
	2018	2019			2019
(in thousands)	Opening balance	amortization	Additions	Translation differences	Closing balance
Costumer relationship	24,133	(2,242)	-	-	21,891
Technology	12,285	(1,177)	2,507	13	13,628
Others	2,622	(707)	1,090	58	3,063
	39,040	(4,126)	3,597	71	38,582

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up

As of June 30, 2019, the intangible assets are amortized as follows:

Years
Customer relationship	8
Technology services	8
Other	5

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 8	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short term loans:

	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Short-term loans - linked to the Colombian Pezo	-	599
Short-term loans - linked to the Mexican Pezo	1,565	1,526
Current maturities of long-term loan	17,551	8,350
Others	84	84
	19,200	10,559

B.	Long term loan:

In August 2018, the company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the company has received an amount of approximately $81.7 million (296 million Nis) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of Prime rate (as of December 31, 2018 the prime rate was 1.75%) + 0.53%. In December 2018 the company repaid to the bank in an early repayment an amount of approximately $8.0 million (30 million NIS).

According to the loan agreement the company was obligated to comply with the following covenants (the “Loan Covenants”):

•	Equity to total assets Ratio - The Ratio will not be less than 30%.
•	Total equity - Total equity will not be less than $15 million.
•	Net debt to EBITDA Ratio - The Ratio will not exceed 4.
•	EBITDA - EBITDA will not be less than $10 million.

Upon noncompliance with any of the above covenants, the bank shall have the right to demand immediate repayment of the remaining balance of the loan.

As of December 31, 2018, the company is in compliance with the loan covenants

C.	Maturity dates:

US dollars
June 30,
(in thousands)	2019
(unaudited)
The remainder of 2019	8,776
2020	17,551
2021	17,551
2022	17,551
2023	13,164
74,593

NOTE 9	-	INCOME TAXES

The Company's effective tax rate is dependent upon the geographic distribution of its earnings or losses (mainly between Brazil and Israel).

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and can be ambiguous; the Company is, therefore, obliged to make many subjective assumptions and judgments regarding the application of such laws and regulations to its facts and circumstances. In addition, interpretations of and guidance surrounding income tax laws and regulations are subject to changes over time. Any changes in the Company's subjective assumptions and judgments could materially affect amounts recognized in its consolidated balance sheets and statements of income.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 10      -    SEGMENT REPORTING

A.	General information:

The operations of the Group are conducted through two different core activities: telematics Services and telematics Products.  These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

As the activities of Road Track resemble those of the company, management has determined to allocate the acquired activities to its existing reportable segments.

Telematics services:

The telematics services segment consists predominantly of regionally-based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Group provides telematics services mainly in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

Telematics products:

The telematics product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location and automatic vehicle identification. The Group sells products mainly to customers in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Six month period ended June 30, 2019 (unaudited)
Revenues	104,825	40,021	144,846
Operating income	25,724	1,391	27,115
Expenditures for assets	6,330	1,137	7,467
Depreciation and amortization	7,095	1,624	8,719

Six month period ended June 30, 2018 (unaudited)
Revenues	87,189	33,605	120,794
Operating income	29,433	898	30,331
Expenditures for assets	6,802	282	7,084
Depreciation and amortization	4,517	218	4,735

As of June 30, 2019 (unaudited)
Assets	133,547	32,503	166,050
Goodwill	55,229	7,845	63,074

As of December 31, 2018
Assets	126,450	35,343	161,793
Goodwill	55,069	7,827	62,896

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 10      -    SEGMENT REPORTING (cont.)

C.	Information about reported segment profits and assets:

The evaluation of performance is based on the operating income of each of the two reportable segments.

Accounting policies of the segments are the same as those described in the accounting policies applied in the consolidated financial statements.

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

Financing expenses, net, other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

D.	Reconciliations of reportable segment revenues and profit or loss to the enterprise’s consolidated totals:

	US dollars
	Six month period ended June 30,
(in thousands)	2019	2018
	(unaudited)
Total revenues of reportable segment and consolidated revenues	144,846	120,794

Operating income
Total operating income for reportable segments	27,115	30,331
Unallocated amounts:
Financing income, net	(1,854)	568
Other income, net	(48)	-
Consolidated income before taxes on income	25,213	30,899

Other significant items
Total expenditures for assets of reportable segments	7,467	7,084
Unallocated amounts	2,897	2,717
Consolidated total expenditures for assets	10,364	9,801

Total depreciation and amortization for reportable segments	8,719	4,735
Unallocated amounts	2,860	1,954
Consolidated total depreciation and amortization	11,579	6,689

Reconciliations of reportable segment assets to the enterprise’s consolidated totals:

	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Assets
Total assets for reportable segments (*)	229,124	224,689
Other unallocated amounts:
Current assets	102,058	103,994
Investments in affiliated and other companies	6,012	7,644
Property and equipment, net	20,977	20,074
Deferred income taxes	6,725	7,467
Other non-current assets	2,521	2,568
Other unallocated amounts	14,253	7,356
Consolidated total assets (at period end)	381,670	373,792

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 10      -    SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	US dollars
	Six month period ended June 30,
(in thousands)	2019	2018
	(unaudited)
Israel	54,200	62,410
Brazil	51,958	45,198
Others	38,688	13,186
Total	144,846	120,794

	Property and equipment, net
	US dollars
	June 30,	December 31,
(in thousands)	2019	2018
	(unaudited)
Israel	17,674	16,478
Brazil	23,660	24,562
Others	9,470	9,420
Total	50,804	50,460

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During the six month periods ended June 30, 2019, sales to one customer represented approximately 17% of net sales.

During the six month periods ended June 30 2018, there were no sales exceeding 10% of total revenues to any of the Company's customers.

NOTE 11      -    FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As such, fair value is a market based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, the fair value accounting standard establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

In determining fair value, companies are required to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as to consider counterparty credit risk in the assessment of fair value.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (cont.)

NOTE 11      -    FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

The Company’s financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of June 30, 2019 and December 31, 2018:

	US Dollars
	June 30, 2019 (unaudited)
(in thousands)	Level 1	Level 2	Level 3

Trading securities	441	-	-
Derivatives designated as hedging instruments	-	201	-
Total	441	201	-

	US Dollars
	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3

Trading securities	1,897	-	-
Derivatives designated as hedging instruments	-	1,019	-
Total	1,897	1,019	-

NOTE 12     -     SUBSEQUENT EVENTS

In August 2019, the Company declared a dividend in an amount of US$ 5 million. The dividend will be paid in October 2019